Maui Land & Pineapple Company, Inc.

120 Kane Street, P.O. Box 187

Kahului, Maui, Hawaii, 96733-6687

October 24, 2008

VIA EDGAR AND FACSIMILE (202-772-9368)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Carmen Moncada-Terry

Re:	Maui Land & Pineapple Company, Inc.
Registration Statement on Form S-3 (File No. 333-153203)
Request for Acceleration

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on October 24, 2008, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

MAUI LAND & PINEAPPLE COMPANY, INC.

/s/ Robert I. Webber
Robert I. Webber
Chief Operating Officer, Chief Financial Officer, and Executive Vice President